John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

December 29, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street NE

Washington, DC 20549

Re:	Mega Matrix Inc. (fka MarsProtocol Inc.)

Amendment No. 1 to

Registration Statement on Form F-4

Filed September 11, 2023

File No. 333-271349

Dear Sir/Madam:

On behalf of Mega Matrix Inc. (fka MarsProtocol Inc., the “Company”), we are responding to the Staff’s comment letter dated October 5, 2023, related to the above referenced Registration Statement on Form F-4.

For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 1 to Form F-4

General

1.	Please clarify the distinction, if any, in the terms “crypto currencies,” “digital currencies,” “digital assets,” “digital securities” and “crypto assets.” If there is no distinction, please revise the filing to use a single defined term throughout.

RESPONSE:	In response to the staff’s comments, there are no distinctions for the Company’s disclosure purposes and the Company has revised the filing to use a single defined term of “digital assets”.

ARIZONA ● CALIFORNIA ● COLORADO ● CONNECTICUT ● DELAWARE ● FLORIDA ● GEORGIA ● ILLINOIS ● INDIANA ● KANSAS ● KENTUCKY ● LOUISIANA MARYLAND ● MASSACHUSETTS ● MINNESOTA ● MISSISSIPPI ● MISSOURI ● NEVADA ● NEW JERSEY ● NEW MEXICO ● NEW YORK ● NORTH CAROLINA OHIO ● OREGON ● PENNSYLVANIA ● RHODE ISLAND ● TENNESSEE ● TEXAS ● UTAH ● VIRGINIA ● WASHINGTON ● WASHINGTON D.C. ● WEST VIRGINIA

December 29, 2023

2.	We note your responses to comments 8 and 14. We further note your disclosure on page 26 that, “[t]he Company’s common stock is currently listed on NYSE American under the symbol “MPU.”” Please reconcile your disclosure throughout to clarify the status of your listing after the Redomicile Merger.

RESPONSE:	In response to the Staff’s comment, the Company revised its disclosure on pages 9, 13, and 58.

3.	We note your response to comment 4 and your response to comment 39 that as of December 31, 2022, “the Company owned ETH only.” We further note your disclosure on page 42 that, “[a]s of December 31, 2022, [you] held approximately $2.97 million in USDC issued by Circle Internet Financial Public Limited Company and $0.09 million in USDT issued by Tether Limited Inc.” Please revise your disclosure to specifically identify the crypto assets that you hold, as well as those for which you have plans to hold or otherwise transact in.

RESPONSE:	In response to the Staff’s comment, the Company clarified that as of December 31, 2022, the Company held stable coins of USDC in the amount of $2.97 million, and digital assets including ETH in the amount of $0.37 million and USDT in the amount of $0.09 million, respectively. The Company plans to hold and transact in ETH, USDC and USDT. In response to the Staff’s comment, the Company has revised the disclosure on page 44.

4.	Please revise your disclosure to provide a comprehensive breakeven analysis for your Ethereum staking operations that compares the cost to earn one Ethereum with the market value of one Ethereum. Identify and explain all relevant inputs. Quantitative tabular disclosure may be helpful.

RESPONSE:	In response to the Staff’s comment, the Company respectfully submits that it earned 2.5 ETH in total with the cost of $19,000, around $7,600 for one Ethereum in the quarter ended September 30, 2023.

The revenue of solo-staking was decided by the daily closing price of Ethereum and the daily Ethereum rewards the Company received through the solo-staking which was decided how many validators it staked on the Ethereum network and comprehensive rewards rate provided by Ethereum network which was floating. The cost of solo-staking was only composed of services fee charged by MarsLand and the server to support the solo-staking. Services fee charged by MarsLand was $nil within one-year. The monthly fee of the serves was around $6,000.

Monthly Revenue = (Daily closing price of ETH * Daily staking rewards rate/365 * 32 * the number of Validators we staked)

The real staking rewards was the real number of ETH earned from Ethereum network every day. The above equation was just a model easy to estimate the breakeven.

If the Company used the closing ETH price on September 30, 2023, from Coinmarketcap which was $1,667 as each day’s ETH price in a certain month and YTD rate of its Ethereum staking since September 2022 which was around 4%, the Company needed to stake at least 1088 ETH, 34 validators and generated 3.6 ETH rewards to achieve the breakeven.

The more validators the Company stakes, the higher of ETH rewards rate and the higher of ETH price, the more rewards and revenue the Company will earn.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Summary

The Redomicile Merger

Saving Digital Pte. Ltd., page 1

5.	Please revise to describe the material terms of your agreements with MarsLand Global Limited for staking services, and for authorization to use the trademark MarsProtocol. Please file those agreements as material contracts or explain why you are not required to do so.

RESPONSE:	In response to the Staff’s comment, the Company respectfully submits that its service agreement with MarsLand for utilizing their staking platform is the same as their other customers. The Company does not have any material terms under the service agreement.

On December 15, 2023, SDP entered into the License Agreement with MarsLand authorizing Marsland the right to use the MarsProtocol rademark in connection with MarsLand’s staking as a service (“StaaS”) business. . The Company has attached the License Agreement to its Form 8-K filed with the SEC on December 20, 2023. In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 28.

Recent Developments, page 1

6.	We note your response to comment 13. We also note your revised disclosure on page 1 that you “intend to use SDP to explore other crypto related business in Singapore” and that you “are currently looking at and evaluating other crypto-related business models outside of the United States that [you] believe may be synergistic with [y]our existing business.” Please revise to provide expanded disclosure regarding the “other crypto related business” that you are considering and the “other crypto-related business models” that you are currently looking at and evaluating. In addition, please disclose if you have engaged in any discussions or entered into any agreements with individuals or businesses in this regard.

RESPONSE:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 7, 15, and 27. The Company has removed references to exploring other crypto related business in Singapore as the Company is not currently considering or evaluating any crypto related business model.

Risks Relating to Our Business, page 7

7.	We note your response to comment 31. Please delete the reference to Tbit on page 7.

RESPONSE:	In response to the Staff’s comment, the Company deleted reference to Tbit on page 7.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Risk Factors, page 10

8.	We note your response to comment 61. We further note your disclosure throughout the document that CoinMarketCap is your principal market for valuing your digital assets. Please reconcile with the disclosure on page 18 that the Coinbase exchange is your principal market for Bitcoin as it does not appear that you hold, or trade, Bitcoin in the periods presented. Please revise, or advise otherwise.

RESPONSE:	In response to the Staff’s comment, the Company revised its disclosure on page 19 that Matrixport Cactus is the Company’s principal market for ETH.

9.	We note your response to comment 17 that you are not limited or restricted in offering your services outside of Singapore and in other jurisdictions. Please revise your disclosure to describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. In addition, please revise your disclosure to describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

RESPONSE:	In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 15, 28, and 52. The Company has not provided any crypto related services outside of Singapore or in any other jurisdictions. The disclosures have been revised to reflect that SDP currently has no customers and only conducting solo-staking using the MarsLand staking service.

10.	We note your response to comment 21. As we are unable to locate responsive disclosure, we reissue our comment. Please revise to describe any material gaps your board or management have identified with respect to risk management processes and policies in light of recent crypto asset market conditions, as well as any changes they have made to address those gaps.

RESPONSE:	In response to the Staff’s comment, the Company has revised the disclosure on page 18.

Risks Related to Our Business

The Company plans to continue to explore other opportunities, page 15

11.	We note your response to comment 30 and re-issue in part. Please revise to disclose the impact(s) of the discontinuation of the Mano game and the alSpace platform on your business activities. We also note your statement here and elsewhere that you have decided to discontinue the Mano game and the alSpace platform due to business reasons. Please reconcile your disclosures on pages 27, 31, 33, 35, F-3, F-8, F-26, F-45 and F-50 that such discontinuation was due to “regulatory challenges” and enforcement actions brought by the SEC against the promoters of several digital assets.

RESPONSE:	In response to the Staff’s comment, the Company respectfully submits that there was no material impact to our business activities due to the discontinuation of the Mano game and the alSpace platform. In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 33 and 37.

Because of the recent decline in the cryptocurrency market and other adverse developments, page 17

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

12.	We note your disclosure throughout that you have focused your efforts on solo-staking, which you describe as a process that involves putting up ETH, setting up and running a full Ethereum node, validating transactions on the Ethereum network, and earning rewards for doing so. We also note the statement here that you “also hold and stake a number of crypto assets to generate revenue.” Please revise to describe which other crypto assets you hold and stake, and your planned activities with respect to staking such other crypto assets, including without limitation, such program features, whose crypto assets are being staked, who is eligible to participate, and how the validation process is conducted through the program and by whom.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosures to clarify that the Company only hold ETH, USDT and USDC, and only stake ETH to generate revenue. In response to the Staff’s comment, the Company has revised the disclosure on pages 19, 44, and 52.

We are exposed to various risks associated with the failure to safeguard our crypto assets, page 19

13.	We note your response to comment 17 that you are not limited or restricted in offering your services outside of Singapore and in other jurisdictions, and that you are voluntarily limiting your crypto-related business in Singapore. Given the possibility that your services may be offered to U.S. persons in the future, please revise to describe in greater detail your KYC and AML policies and procedures. .

RESPONSE:	In response to the Staff’s comment, the Company respectfully submits that it currently conducts ETH solo-staking in Singapore utilizing the MarsLand staking services and have no customers. The Company will not offer any crypto-related services to U.S. persons in the future. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 15, 28, and 52.

Management’s Discussion and Analysis

Corporate Developments, page 27

14.	We note your response to comment 65. Please tell us, and revise your next amendment as appropriate, to address the following:

●	Confirm our understanding that you have exited the business of providing staking tools to third parties for staking as a service;

RESPONSE:	In response to the Staff’s comment, the Company confirmed that it has exited from the business of providing staking tools to third parties for staking as a service since July 2023. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 28, and 32.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

●	Tell us if you have any revenues related to providing staking tools to third parties for staking as a service subsequent to July 1, 2023;

RESPONSE:	In response to the Staff’s comment, the Company did not generate revenues from providing staking tools to third parties for staking as a service subsequent to July 1, 2023.

●	Tell us if all revenues included in the line item ‘Revenue from provision of staking technology tools’ were related to providing staking tools to third parties for staking as a service in the six months ended June 30, 2023, and if not, what the other revenues relate to; and

RESPONSE:	In response to the Staff’s comment, the Company confirmed that all revenues included in the line item ‘Revenue from provision of staking technology tools’ were related to providing staking tools to third parties for staking as a service in the six months ended June 30, 2023

●	Revise your next amendment to make sure that disclosures related to providing staking tools to third parties for staking as a service are clear that these operations are historical and not ongoing. Refer to pages 2 and 28 specifically for examples of disclosure that appears to cast the staking as a service business in the present and future tense, and not past.

RESPONSE:	In response to the Staff’s comment, the Company revised on pages 1, 28 and 32 to make clear that MTP no longer provides non-custodial staking tools to third parties from July 2023.

15.	We note your disclosure on page 27 that you earned transaction fees of 5.7 ETH on your staked coins in the year ended December 31, 2022. From the rollforward on page 29, it appears you earned 5.7 ETH as a staking reward and 1.0 from provision of staking technology tools in the six months ended June 30, 2023. Please clarify for us the period during which these rewards were earned and revise your disclosure for consistency in your next amendment.

RESPONSE:	In response to the Staff’s comment, the Company has updated its unaudited condensed financial statements as of and for the three and nine months ended September 30, 2023. The Company has revised on page 27 that “For the nine months ended September 30, 2023, the Company earned 8.2 ETH from solo-staking services and 1.9 ETH from provision of staking technology tools”.

16.	We note your response to comment 40 which states that as of December 31, 2022, the Company did not collateralize the crypto assets for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party. We reissue our prior comment and request that you respond as of the present date. To the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the recent crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosure on page 28 to clarify that as of the date of this prospectus, the Company did not collateralize the crypto assets for any loan, margin, rehypothecation, or other similar activities to which the Company or its affiliates are a party.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

17.	We note your response to comment 41 and re-issue in part. Please revise to disclose the method and costs for acquiring the unaccounted for 123 ETH.

RESPONSE:	In response to the Staff’s comment, the 123 ETH was also purchased from market. The Company has updated its unaudited condensed financial statements as of and for the three and nine months ended September 30, 2023, the Company has revised to disclose, on page 27, that “For the period from September 19, 2022 through September 30, 2023, through SDP, the Company purchased 2,967.95 Ether (ETH) for the purpose of exploring Ethereum staking opportunities following the transition by Ethereum on September 15, 2022 from proof-of-work (PoW) to a proof-of-stake (PoS) consensus mechanism referred to as the “Merge”.”

18.	We note your response to comment 42 that you have ceased providing non-custodial staking tools services, and are only engaged in solo-staking operations. Please reconcile your disclosures on pages 28, F-8, F-35 and F-40 that non-custodial staking services are currently not available to U.S. residents.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosure on page 28, F-35 and F-40.

Ethereum Rewards, page 29

19.	We note your response to comment 27. Please reconcile your usage of the term “stable cryptocurrencies” here and on page 42.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosure on page 44 to clarify that its stablecoins comprised of USDC only.

Results of Operations, page 31

20.	We note your response to comment 35. Please revise your next amendment to break out the material components of the expense category ‘Professional fees, general administrative and other’ for the interim periods - Three Months Ended June 30, 2023 and Six Months Ended June 30, 2023 - like you did for the year ended December 31, 2022 on page 36.

RESPONSE:	In response to the Staff’s comment, the Company has updated its interim financial statements to three and nine months ended September 30, 2023, and break out the material components of “Professional fees, general administrative and other” for the three and nine months ended September 30, 2023.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

21.	We note your response to comment 52. Please revise your next amendment to reflect the black line separating Predecessor and Successor periods properly in your table on page 36 for Professional, general and administrative and other expenses. Currently, the black line is between two Successor periods.

RESPONSE:	In response to the Staff’s comment, the Company revised to reflect the black line separating Predecessor and Successor periods in the table on page 38 for Professional, general and administrative and other expenses.

Liquidity and Capital Resources, page 34

22.	We note your response to comment 5. Please reconcile your use of the term “highly liquid” here and on page F-41.

RESPONSE:	In response to the Staff’s comment, the Company updated its interim financial statements as of September 30, 2023 and for the three and nine months ended September 30, 2023. The Company revised to delete “highly liquid” on page 36 and page F-42.

Business of the Company

Crypto-Related Business, page 41

23.	We note your response to comment 50 and your description of solo staking on page 42. Please revise to provide additional disclosure concerning your solo staking program, including but not limited to:

●	How and when staking rewards and revenues are calculated and earned;

●	Whether staked crypto assets can be used or allocated, and if so how; and

●	The nature and quantification of your staking expenses.

RESPONSE:	In response to the Staff’s comment, the Company has revised the disclosure on page 43.

24.	We note your response to comment 49 that you have ceased providing your non-custodial staking tools services. We note your disclosure that you were engaged in solo-staking and that you provided proof-of-stake technology tools in Singapore for the Ethereum network. Please expand your disclosure here and in the Summary section to specify the technology tools to which you refer.

RESPONSE:	In response to the Staff’s comment, the Company has revised its disclosures to reflect that it ceased providing non-custodial staking tools services and that it conducts its solo-staking through the MarsLand staking platform and has no customers. In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 15, 28, and 52.

Custodial Practices, page 42

25.	We note your response to comment 7 and re-issue in part. We also note that Matrixport is a “hot custodian,” and your disclosure on page 18 that you “seek to choose a trusted and secure custody service provider to protect [your] digital currency assets.” Please confirm 100% of your crypto asset are held in hot wallets, or if not, discuss what portion of the crypto assts are held in hot wallets and cold wallets. Please also revise to describe the criteria you used in selecting Matrixport as custodian.

RESPONSE:	In response to the Staff’s comment, the Company confirmed that 100% of its digital assets are held in the hot wallet of Matrixport. The Company chose Matrixport as its custodian for the following several reasons:

Security Measures: Given the risks associated with digital assets, Matrixport’s emphasis on security, including robust risk management, could be a key factor in choosing this platform.

Regulatory Compliance: Matrixport’s efforts to comply with regulatory requirements in various jurisdictions might make it a preferable choice for those who are cautious about the regulatory aspects of crypto industry.

Diverse Services: Matrixport offers a variety of products including digital assets buying and selling, custodian and OTC between fiat to digital assets.

Market Reputation: The reputation and background of the teams both in U.S. and Asia behind Matrixport, often tied to well-known figures in the crypto industry, can instill confidence in those who value expertise and a proven track record.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Index to Financial Statements

Audited Financial Statements for the Years Ended December 31, 2022 and 2021, page F-1

26.	We acknowledge your responses to comments 55, 56 and 58. Adjustments to reflect GAAP-compliant classifications from noncompliant classifications are the corrections of errors. As a result, please revise your audited financial statements to present the following:

●	All the disclosures required by ASC 250-10-50-1 for each of the error corrections made in the referenced comments;

●	Label each impacted balance sheet and statement of operations and comprehensive income (loss) column as “As Restated”; and

●	Have your auditors dual date their opinion for the error corrections.

This comment also applies to the December 31, 2022 balance sheet presented with your interim financial statements.

RESPONSE:	In response to the Staff’s comment, the Company has revised its audited financial statements and December 31, 2022 balance sheet presented in its interim financial statements to present (i) all the disclosure required by ASC250-10-50-1 for each of the error corrections, (ii) labeled “As Restated” in impacted balance sheet and statement of operations and comprehensive income (loss), and (iii) have its auditor dual date their opinion for the error corrections.

Consolidated Statements of Operations and Comprehensive Income (Loss)

Year Ended December 31, 2022, page F-5

27.	We note your response to comment 54. Noting that you recorded $540,000 and $5,753,900 in operating lease revenue 2021 in the Successor and Predecessor periods, respectively, please tell us why there was no cost of revenue related to the aircraft leasing business.

RESPONSE:	In response to the Staff’s comment, the Company leased its self-owned aircrafts and did not incur significant costs on the leasing business. The Company recorded the depreciation expenses in operating expenses.

Notes to Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies

Stablecoins, page F-11

28.	We acknowledge your response to comment 58. Please address the following additional comments:

●	Revise your policy disclosure to remove reference to Tether USD as a financial instrument;

●	Revise your policy disclosure to indicate how you account for stablecoins that are financial instruments (i.e., USD Coin); and

●	Separately reference for us the authoritative literature you rely upon to account for USD Coin.

RESPONSE:	In response to the Staff’s comment, the Company has revised its policy disclosure on page F-12 to remove Tether USD as a financial instrument, to indicate how it accounts for the stablecoins that are financial instruments and reference to authoritative literature it rely on to account for USDC.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Digital Assets, page F-12

29.	We note your response to comment 60. Please tell us the following regarding your digital assets awarded to the Company through your GameFi and solo-staking business and your classification within operating activities on the Consolidated Statements of Cash Flows:

●	Your average holding period for the ETH and BNB awarded to you through the GameFi and solo staking businesses;

RESPONSE:	In response to the Staff’s comment, the Company held BNB, which was awarded to it through the GameFi business, for a period of about six months. The Company held ETH, which was awarded to it through solo-staking business, for the period from its generation to date.

●	How you ultimately disposed of the ETH and BNB awarded to you, or, if you still hold these crypto assets, how you ultimately plan to use them, or when you plan to dispose them;

RESPONSE:	In response to the Staff’s comment, the Company disposed of BNB by exchanging BNB into cash, USDC and payments of operating expenses.

However the Company has not disposed of ETH since its generation, except for paying minimal custody and operating expenses.

●	How you considered the guidance in ASC 230-10-45-11 through 13 and ASC 230- 10-45-28.b regarding the classification of productive assets and intangible assets as investing activities given that your crypto assets are classified as intangible assets; and

RESPONSE:	In response to the Staff’s comment, the Company recorded the purchase of ETH as investing activities under the caption of “purchases of digital assets”.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

●	More specifically how your activities from the GameFi and solo staking businesses fit within the guidance you presented in your response pursuant to ASC 230-10-45-16. Simply quoting the guidance without providing your analysis and support as to why it is applicable is not useful.

RESPONSE:	In response to the Staff’s comment, the Company clarified that it referred to ASC 230-10-45-16 and reached the below conclusion:

Pursuant to ASC 230-10-45-16, cash collections from sales of goods or services on account are cash inflows from operating activities. Because, the Company’s GameFi and solo staking businesses are the Company’s major operations, and output from GameFi and solo staking businesses are classified as a component of operating activities accordingly to ASC 230-10-45-16. Since ETHs are classified as intangible assets, the Company concludes that the ETHs generated from GameFi and solo staking businesses are non-cash operating activities.

Accordingly the Company recorded ETH generated from GameFi and solo staking businesses under the caption of “Gain of digital assets from Gamefi revenue” as an adjustment to reconcile net (loss) income to net cash used in operating activities.

30.	We note your response to comment 61. ASC 820-10-35-5 requires fair value to be determined based on information in the single principal market, or in the absence of a principal market, the single most advantageous market. As previously indicated, as CoinMarketCap aggregates pricing from multiple markets and itself is not a market where digital asses can be bought and sold, it cannot be the principal market for GAAP purposes. As a result, please address the following:

●	Identify for us the principal market or, in the absence of a principal market, the most advantageous market for each of the digital assets and stablecoins you hold or held during the periods included in your financial statements;

RESPONSE:	In response to the Staff’s comment, the Company identified Matrixport Cactus as its principal market of digital assets and stablecoins.

●	Tell us how you determined that these markets are the principal or most advantageous markets and reference for us the authoritative literature you rely upon to support your determinations;

RESPONSE:	In response to the Staff’s comment, the Company refers to ASC 820 which defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. In addition, the Company also refers to EY Fair Value Measure guidance, which states that the principal market for an asset or liability should be determined based on the market with the greatest volume and level of activity that the reporting entity can access, and not the entity’s own level of activity in a particular market.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Accordingly, the Company determined Matrixport Cactus as its principal market for digital assets and stablecoins, because the Company stored its digital assets and stablecoins in Matrixport Cactus, which is its accessible market with the greatest volume and level of activity.

●	Tell us whether Matrixport Cactus is your principal market for ETH and explain why or why not; and

RESPONSE:	In response to the Staff’s comment, the Company clarified that Matrixport Cactus is its principal market based on analysis in the above bulletin.

●	Provide us a materiality analysis for each period presented in your filing that presents, by digital asset and stablecoin, the aggregate price from the principal or most advantageous market versus the price from CoinMarketCap. Assess the impact on revenues recorded, digital asset impairment and any stablecoins carried at fair value at the balance sheet date.

RESPONSE:	As of December 31, 2022, the Company’s digital assets were primarily comprised of ETH. The materiality analysis for ETH for the impact on revenues and ETH impairment for the year ended December 31, 2022 and for the impact of balance of ETH as of December 31, 2022 was as below:

	Audited amount	Amount using Matrix Port Cactus Price	Difference
Revenues	1,800	1,800	-
Loss from exchange of ETH	-	1,300	(1,300)
Impairment	70,600	64,000	6,600
ETH balance	369,200	374,500	(5,300)

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts

Revenue from Solo-Staking business, page F-14

31.	We note your response to comment 64. Please address the following comments and reference, where appropriate, the authoritative literature your rely upon to support your accounting:

●	You identify the Ethereum chain as your customer and indicate that you have no written or electronic agreement with the Ethereum chain, yet you identify a contract with the Ethereum chain. Tell us the terms of this contract and how you determined them if you have no written or electronic agreement. To the extent you use some electronic information available from the Ethereum chain to support your assertion of a contract, provide us that information in your response.

RESPONSE:	In response to the Staff’s comment, the Company clarified that the term of the contract includes:

1)	The Company’s obligation: solo staking requires of the Company to run an Ethereum node connected to the internet and depositing 32 ETH to activate a validator, giving the Company the ability to participate directly in network consensus.

2)	The Company’s return: The Company earns ETH-denominated rewards directly from the protocol when the validator is online, without any middlemen taking a cut. The rewards will be periodically deposited into the Company’s withdrawal address.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Though there are no written or electronic agreements between the Company and ETH chain, the Company’s rights and obligations to run a ETH nod could be found on the ETH’s network (Solo stake your ETH | ethereum.org).

Pursuant to ASC606-10-25-1, the Company identifies a contract between itself and ETH chain because:

(a)	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

When the Company runs an ETH nod on the ETH chain, it is a customary practice to approve the contract and committed to its obligation. In the meantime, ETH chain committed to perform its obligation as stated on its website.

(b)	The entity can identify each party’s rights regarding the goods or services to be transferred

The Company identifies its right to earn rewards from ETH chain, and ETH chain’s reward to get an ETH nod from the Company to increase the decentralization of the ETH chain.

(c)	The entity can identify the payment terms for the goods or services to be transferred.

The payment term is demonstrated as “periodically deposited into the Company’s withdrawal address” on ETH’s website.

(d)	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

The contract has commercial substance because ETH could be earned from ETH chain, and ETH can be traded in market.

(e)	It is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The payment of ETH is periodic, generally on a daily basis. The Company assesses probable to collect the consideration.

●	Tell us why the transacting parties on the Ethereum chain that pay gas/transaction fees are not also your customers.

RESPONSE:	According to Master Glossary, the customer is identified as A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

In the solo-staking business, the Company runs an ETH nod on the ETH chain, and the ETH chain obtains services to increase the decentralization. Therefore, the Company identifies ETH chain as its customer.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

●	Explain why you believe you have daily contracts if you can cancel the contract at any time. Tell us why the contract is not shorter than a day.

RESPONSE:	Though the Company can cancel the contract at any time and the contract is “real-time” contract, the daily generation of ETH was minimal. Accordingly, the Company monitors the contracts on a daily basis due to cost-effective considerations.

●	Clarify what you mean that creation and validation of ETH transactions is a bundle of services not separately identifiable in the context of the contract.

RESPONSE:	The Company monitors contracts on a daily basis. The daily contracts produce creation and validation of ETH transactions many times in one day. These creation and validation transactions are substantially the same and have the same pattern of transfer to the ETH chain. Accordingly these creation and validation transactions are treated as a bundle of services that are one performance obligation.

●	Tell us how your contract includes a series of creation and validation of ETH transactions yet the transfer of services are not substantially the same and that each creation and validation service is identified as a single performance obligation. Clarify for us whether each block written to the Ethereum chain is the result of a separate performance obligation or a series of performance obligations.

RESPONSE:	The Company clarified that the creation and validation transactions are substantially the same and have the same pattern of transfer to the ETH chain. The creation and validation transactions in one day are treated as one single performance obligation because they are 1) distinct, and 2) substantially the same and have the same pattern of transfer to the customer.

The Company also clarified that blocks written to the Ethereum chain in one day is the result of a separate performance obligation.

●	Confirm for us that you receive the block reward and associated transaction fees as soon as the block is written.

RESPONSE:	The Company confirms with the Staff that it receives the block reward and associated transaction fees as soon as the block is written.

●	Tell us how your customer simultaneously receives and consumes the benefits of your staking services if you are not chosen by the Ethereum chain to validate and write an individual block to the chain.

RESPONSE:	The Company confirms with the Staff that when it runs the ETH nods and the ETH chain simultaneously increase its decentralization and benefits from its services.

●	Tell us why you removed disclosure of network-based smart contracts from your annual financial statement policy note but continue to include it in your interim financial statement policy note on page F-44.

RESPONSE:	The Company has updated its interim financial statements as of and for the three and nine months ended September 30, 2023. We have removed disclosure of network-based smart contracts from our financial statements on page F-45.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Note 5. Stablecoins, page F-22

32.	We note your response to comment 67. Regarding your exchanges of stablecoins and digital assets in the year ended December 31, 2022 and the six months ended June 30, 2023, please tell us the following regarding each material transaction:

●	Why any exchanges or sales for cash result in no realized gains or losses and how this is consistent with your accounting policies;

RESPONSE:	In response to the Staff’s comment, the Company recorded exchange gain or loss from exchange and sales of digital assets for cash in the consolidated statements of operations for the year ended December 31, 2022 and for the six months ended June 30, 2023.

For digital assets

Upon exchange or sales of digital assets, the Company’s journal entry was as the following. Because the digital assets were classified as intangible assets, and measured at cost. Accordingly the movement of digital assets were presented at cost, rather than fair value. No exchange gain/loss is included in the movement of digital assets.

Dr: Cash, calculated at the fair market value on the exchange date

Realized exchange losses

Cr: Digital assets, calculated at the cost

Realized exchange gain

For stable coins

As the Company has responded in Comment 28, its stablecoin, i.e, USDC, is classified as financial instruments and is converted into USD at the ratio of 1:1. Therefore, the Company does not realize exchange gain/loss from exchange or sales of USDC.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

●	Specifically, for your exchange from BNB and USDT of $446,600, tell us how you determined the exchange price and why there was no gain or loss recorded; and

RESPONSE:	In response to the Staff’s comment, the Company has exchange gain from exchanging USDC from BNB and USDT. The Company received USDC of $446,600 as it has disclosed on page F-23, and the Company exchanged USDT and BNB of $149,000 and $301,400, respectively, as it has disclosed on page F-24. The difference between $446,600 and $450,400 ($149,000 + $301,400) was the exchange gain. However as the Company has responded in the first bulletin, the digital asset were measured at cost, and the movement did not include exchange gain or losses.

●	Specifically, for your exchanges of stablecoins to ETH in both the year ended December 31, 2022 of $350,200 and the six months ended June 30, 2023 of $1,983,300, how you determined the exchange price and why there was no gain or loss recorded.

In your response, specifically tell us how you considered the guidance in ASC 610-20-32- 2 and 32-3 to record a gain or loss on the disposal of nonfinancial digital assets based on the fair value of the consideration received in exchange for those nonfinancial digital assets.

RESPONSE:	In response to the Staff’s comment, when the Company exchanged stablecoins, i.e, USDC, into ETH for the year ended December 31, 2022 and for the nine months ended September 30, 2023, the exchange price is determined by dividing the amount of USDC the Company paid by the quantity of ETH it acquired. This is because USDC is converted into US Dollar at ratio of 1:1. Therefore no exchange gain/loss arose on exchanging USDC into ETH.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Summary of Principal Accounting Policies, page F-41

33.	We note your response to comment 48, and your disclosures throughout that effective July 1, 2023, you decided to suspend your StaaS business due to these actions taken by the SEC against cryptocurrency exchanges. Please reconcile your disclosure on page F-44 that commencing in March 2023, you provide your customers, through MTP, with proof- of-stake technology tools for digital assets through the staking platform “MarsProtocol.”

Please also revise to provide detailed disclosure regarding your StaaS platform, including everything offered on the platform and whether it only provided staking services. In addition, disclose whether you have any specific plans to resume your StaaS business in the near term, and whether you have determined the mechanics of this new platform.

RESPONSE:	In response to the Staff’s comment, the Company updated its financial statements as of and for the three and nine months ended September 30, 2023. The Company revised its disclosure on page F-45 to delete “Commencing in March 2023, the Company, through MTP, provides its customers with proof-of-stake technology tools for digital assets through the staking platform “MarsProtocol”.”. In addition, the Company revised to update disclosure on page F-45 that “Effective from July 1, 2023, the Company stopped providing non-custodial staking tools to third parties”.

In addition, on December 26, 2023, the Company, MPU Cayman and MPU Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of MPU Cayman (“MPU Merger Sub”), entered into a Second Amended and Restated Agreement and Plan of Merger (the “Second A&R Merger Agreement”), amending and restating the Merger Agreement. The Second A&R Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, the MPU Merger Sub will merge with and into the Company (the “Redomicile Merger”), with the Company as the surviving entity (the “Surviving Entity”). Following the Redomicile Merger, the Company will become a wholly owned subsidiary of MPU Cayman. The Registration Statement has been revised to reflect this new structure.

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com

December 29, 2023

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com